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December 27, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ashley Vroman-Lee

Re:	Virtus Solutions SMA Trust (now known as “Virtus Managed Account Completion Shares (MACS) Trust”), File Nos. 333-280702 and 811-23968 (“Registrant”)

Dear Ms. Vroman-Lee:

Thank you for your letter dated July 5, 2024, conveying the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the initial registration statement for the Registrant filed on the same date to register shares of Virtus Newfleet Asset-Backed Securities Completion Fund (now known as “Virtus Newfleet ABS MACS”), Virtus Newfleet Commercial Mortgage-Backed Securities Completion Fund (now known as “Virtus Newfleet CMBS MACS”), Virtus Newfleet Floating Rate Completion Fund (now known as “Virtus Newfleet Floating Rate MACS”), Virtus Newfleet High Yield Completion Fund (now known as “Virtus Newfleet High Yield MACS”), Virtus Newfleet Residential Mortgage-Backed Securities Completion Fund (now known as “Virtus Newfleet RMBS MACS”), Virtus Seix High Yield Completion Fund (now known as “Virtus Seix High Yield MACS”), Virtus Stone Harbor Emerging Markets Corporate Debt Completion Fund (now known as “Virtus Stone Harbor EMD MACS”), and Virtus Stone Harbor Emerging Markets Sovereign Debt Completion Fund (now known as “Virtus Stone Harbor EMD Sovereign MACS”)(each a “Fund” and together the “Funds”). Below, we describe the changes to be made to the registration statement in response to the Staff’s comments and provide any responses to such comments, as requested.

Comments on cover page:

1.	Comment: Please update or confirm the Fund’s series and class identifiers in EDGAR.

Response: We have updated or confirmed each Fund’s series and class identifiers in EDGAR.

2.	Comment: Please update each Fund’s ticker symbol in EDGAR and include the Fund’s ticker symbol on the cover page of the prospectus and the Statement of Additional Information. See Item 1(a)(2) of Form N-1A.

Response: We have updated each Fund’s ticker symbol in EDGAR and included each Fund’s ticker symbol on the cover page of the prospectus and Statement of Additional Information.

Global comments applicable to all Funds:

3.	Comment: Please supplementally explain to us what “completion” means, which is included in each Fund’s name.

Response: The word “completion” in each Fund’s name was intended to reference the Fund’s expected use as a means to efficiently complete an investor’s managed account portfolio. The Registrant has since amended both its name and the name of each Fund as follows in an effort to clarify the meaning:

Registrant new name: Virtus Managed Account Completion Shares (MACS) Trust

Fund names:

Name in initial filing	New name
Virtus Newfleet Asset-Backed Securities Completion Fund	Virtus Newfleet ABS MACS
Virtus Newfleet Commercial Mortgage-Backed Securities Completion Fund	Virtus Newfleet CMBS MACS
Virtus Newfleet Floating Rate Completion Fund	Virtus Newfleet Floating Rate MACS
Virtus Newfleet High Yield Completion Fund	Virtus Newfleet High Yield MACS
Virtus Newfleet Residential Mortgage-Backed Securities Completion Fund	Virtus Newfleet RMBS MACS
Virtus Seix High Yield Completion Fund	Virtus Seix High Yield MACS
Virtus Stone Harbor Emerging Markets Corporate Debt Completion Fund	Virtus Stone Harbor EMD MACS
Virtus Stone Harbor Emerging Markets Sovereign Debt Completion Fund	Virtus Stone Harbor EMD Sovereign MACS

4.	Comment: Please disclose in a footnote to each Fund’s fee table that “Other Expenses” are based on estimated amounts for the current fiscal year as required by Instruction 6(a) to Item 3 of Form N-1A.

Response: The referenced footnote has been added.

5.	Comment: Please confirm if the fees waived by the Adviser will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that any recoupments would be limited to the lesser of: (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

Response: The Registrant confirms that there are no fees payable to the Adviser, and expenses reimbursed by the Adviser will not be subject to recoupment. Therefore, no change has been made in response to this comment.

6.	Comment: Disclosure says the “Fund may use derivatives, such as credit default swaps, to increase or hedge (decrease) investment exposure to various fixed income sectors and instruments.” For Funds using this strategy, please disclose these fixed income sectors and instruments.

Response: With respect to Virtus Newfleet ABS MACS, Virtus Newfleet CMBS MACS and Virtus Newfleet RMBS MACS, the referenced disclosure has been removed. With respect to Virtus Newfleet High Yield MACS, the referenced disclosure has been amended to: “The Fund may use credit default swaps to increase or hedge (decrease) investment exposure to the high yield credit market or particular high yield fixed income securities.”

7.	Comment: Please supplementally identify the appropriate broad-based index each Fund intends to use.

Response: The two emerging markets Funds intend to use the J.P. Morgan EMBI Global Diversified Index, and the remaining Funds intend to use the Bloomberg U.S. Aggregate Bond Index.

8.	Comment: Please include that the portfolio managers are jointly and primarily responsible for the management of the Funds, if true. See, Form N-1A, Item 5, Instruction 2.

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Response: The Registrant confirms that the portfolio managers are jointly and primarily responsible for the management of the Funds and disclosure to that effect has been added to the summary section of the prospectus for each Fund.

9.	Comment: Please include the term “junk bonds” whenever disclosure refers to “below-grade” or “non- investment grade” investments. Please include disclosure that junk bonds are speculative.

Response: The requested disclosure has been added.

10.	Comment: For Funds with risk disclosure related to industry/sector concentration or sector focus investing, please disclose the sectors the Fund will focus on, if known.

Response: With respect to Virtus Newfleet ABS MACS, Virtus Newfleet CMBS MACS and Virtus Newfleet RMBS MACS, the sector in which the Fund focuses its investments is already disclosed, so we have adjusted the risk disclosure for each to clarify the referenced sector. The industries/sectors are not known for Newfleet High Yield MACS, so we have added disclosure that the fund is not limited with respect to which sectors and industries in which to focus its investments.

11.	Comment: For Funds with disclosure saying the subadviser normally maintains an “average portfolio duration of between 2 and 7 years,” please disclose a brief explanation and example of duration.

Response: The following disclosure has been added: “Duration measures the interest rate sensitivity of a fixed income security. Generally, the longer the maturity the greater the duration and, therefore, the greater effect interest rate changes have on the price of the security. Typically, for a fund maintaining a modified adjusted duration of 3.5 years, for example, a one percent increase in interest rates would cause a 3.5% decrease in the value of the fund’s fixed income assets. Similarly, a one percent decrease in interest rates typically would cause the value of the fund’s fixed income assets to increase by 3.5%.”

12.	Comment: Please supplementally explain if any Fund will engage in investment activities in securities or other assets through any entity primarily controlled by the Fund. We may have additional comments.

Response: None of the Funds is expected to engage in investment activities in securities or other assets through an entity primarily controlled by the Fund.

Comments on Virtus Newfleet Asset-Backed Securities Completion Fund (now known as Virtus Newfleet ABS MACS)

13.	Comment: The Fund’s investment objective includes achieving a “relatively high level” of income. Please disclose how the Fund is defining “relatively high level.” (page 3)

Response: The following disclosure has been added: “As of the date of this prospectus, the fund defines a ‘relatively high level of income’ for this purpose as a level of income comparable to the yield to maturity of the agency component of the Bloomberg US Mortgage Backed Securities (MBS) Index. As of August 22, 2024, the yield to maturity of the agency component of this index was 4.59%.”

14.	Comment: The disclosure says the Fund will invest in “other types of ABS that the fund’s subadviser determines are appropriate for investment.” Please include these other types of asset-backed securities (“ABS”) that are appropriate for investment. (page 4)

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Response: The referenced disclosure was attempting to provide flexibility to invest in future types of collateral that are not being securitized today. Therefore, in response to this comment the referenced disclosure has been changed to, “any collateral type that is securitized but not listed above.”

15.	Comment: Please disclose and include greater detail regarding how the Fund is defining the following: timeshare receivables, equipment leases, rentals, whole business securitizations, credit card receivables, and student loans. (page 4)

Response: The following disclosure has been added with respect to the referenced types of ABS: “Timeshare receivables are generated by vacation ownership interest in a divided form of property ownership, in which collateral can be secured with a fee simple interest in real estate or unsecured with the right to use the unit but no ownership interest in the real estate. Equipment lease securitizations represent interests in small, medium and large equipment leases, in which collateral can consist of various types of equipment, such as copiers, trucks, or construction equipment. Whole business securitizations represent franchise ownerships collateralized primarily by royalty fees paid by franchisees to franchisors, such as a percentage of the amount of sales generated. In addition, if the franchisor owns a store outright, a synthetic royalty or the operating profits of the owned store may be pledged as additional collateral to the securitization. Credit card receivables represent the securitization of a pool of credit card debt owed by consumers. Student loan securitizations are backed by pools of student loans. The cash flows generated from the underlying agreements for each of these types of ABS provide the bond holders with regular income.”

16.	Comment: Please supplementally explain if the Fund will invest 15% or more of its assets in funds relying on the exclusions under 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940 (“1940 Act”). We may have additional comments. (page 4)

Response: The Fund is not expected to invest 15% or more of its assets in funds relying on the exclusions under Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

17.	Comment: Please include principal risk disclosure regarding the following types of ABS identified in the principal investment strategy: auto loans, timeshare receivables, consumer loans, equipment leases, rentals, whole business securitizations, credit card receivables, and student loans. (page 4)

Response: The Registrant respectfully disagrees that the risks associated with investment in the types of ABS identified in the principal investment strategy are unique enough to merit separate risk disclosure for each, and we have been unable to find other funds making such disclosures. However, we have added the following disclosure to the long form of Asset-Backed Securities Risk: “Certain of these obligations, such as credit card receivables, are generally unsecured, and the obligors are often entitled to protection under consumer credit laws granting, among other things, rights to set off certain amounts owed on the credit cards, thus reducing the balance due. Other obligations that are secured, such as automobile receivables, may present issuers with difficulties in perfecting and executing on the security interests, particularly where the issuer allows the servicers of the receivables to retain possession of the underlying obligations, thus increasing the risk that recoveries on defaulted obligations may not be adequate to support payments on the securities.”

18.	Comment: Under the heading, “Illiquid and Restricted Securities Risk,” please consider adding more risk disclosure regarding investing in unregistered and privately offered shares, including whether there is less public information available regarding these investments. (page 4)

Response: The following disclosure has been added to the long form of Illiquid and Restricted Securities Risk: “In addition, issuers whose securities are not publicly traded may not be subject to the disclosure and other investor protection requirements that may be applicable if their securities were publicly traded, and as a result a

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fund may get only limited information about the issuer of a given restricted security making the fund potentially less able to predict a loss.”

Comments on Virtus Newfleet Commercial Mortgage-Backed Securities Completion Fund (now known as Virtus Newfleet CMBS MACS)

19.	Comment: Please disclose if the Fund will be investing in non-agency commercial mortgage-backed securities (“CMBS”) and include applicable disclosure that the liquidity of non-agency CMBS may change dramatically over time. We note that the Fundamental Investment Limitation (2) includes all types of agency and non-agency mortgage-backed securities. (page 7)

Response: The Fund will be investing in non-agency commercial mortgage-backed securities, as disclosed in the first sentence of the Fund’s principal investment strategies disclosure. The following disclosure has been added to the long form of the risk disclosure for mortgage-backed securities with respect to liquidity of non-agency mortgage-backed securities: “Mortgage-backed securities that are not issued or guaranteed by the U.S. government, its agencies or instrumentalities (commonly known as non-agency mortgage-backed securities) are considered less liquid. Therefore, investing in non-agency mortgage-backed securities may expose a fund to liquidity risk.

20.	Comment: If the Fund will invest, as a principal investment strategy, in mortgage-backed securities that include subprime mortgages, please disclose the principal risks associated with investments in subprime mortgages, and disclose that the liquidity of these securities may change dramatically over time. (page 7)

Response: The Fund is not currently expected to invest in subprime mortgages as a principal investment strategy. Therefore, we have made no changes in response to this comment.

21.	Comment: Disclosure says the Fund will invest exclusively in debt tranches of CMBS. Please disclose if the Fund will invest in below-investment grade bonds (junk bonds) and include that they are speculative and any applicable risk disclosure. (page 7)

Response: The Fund will invest in below-investment grade bonds. Therefore, the referenced sentence has been amended as follows: “The fund will invest exclusively in debt tranches of CMBS, which may include below-investment grade debt securities, commonly referred to as ‘high yield’ securities or ‘junk bonds.’”

In addition, the following disclosure has been added to the summary prospectus and the summary section of the statutory prospectus:

“> High-Yield/High-Risk Fixed Income Securities (Junk Bonds) Risk: There is a greater risk of issuer default, less liquidity, and increased price volatility related to high-yield/high-risk securities than investment grade securities.”

Further, the following disclosure in the section, “More Information about Risks of Investing in the Funds” (the combined section of principal and non-principal risks), will apply to the Fund:

High-Yield/High-Risk Fixed Income Securities (“Junk Bonds”)

Securities rated below the four highest rating categories of a nationally recognized statistical rating organization, may be known as “high-yield” securities and commonly referred to as “junk bonds.” The highest of the ratings among these nationally recognized statistical rating organizations is used to determine the security’s classification. Such securities entail greater price volatility and credit and interest rate risk than investment-grade securities. Analysis of the creditworthiness of high-yield/high-risk issuers is more complex than for higher-rated

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securities, making it more difficult for a fund’s subadviser to accurately predict risk. There is a greater risk with junk bonds that an issuer will not be able to make principal and interest payments when due. If the fund pursues missed payments, there is a risk that fund expenses could increase. In addition, lower-rated securities may not trade as often and may be less liquid than higher-rated securities, especially during periods of economic uncertainty or change. As a result of all of these factors, these bonds are generally considered to be speculative. In recent years, there has been a broad trend of weaker or less restrictive covenant protections in the high yield market. Among other things, under such weaker or less restrictive covenants, borrowers might be able to exercise more flexibility with respect to certain activities than borrowers who are subject to stronger or more protective covenants. For example, borrowers might be able to incur more debt, including secured debt, return more capital to shareholders, remove or reduce assets that are designated as collateral securing high yield securities, increase the claims against assets that are permitted against collateral securing high yield securities or otherwise manage their business in ways that could impact creditors negatively. In addition, certain privately held borrowers might be permitted to file less frequent, less detailed or less timely financial reporting or other information, which could negatively impact the value of the high yield securities issued by such borrowers. Each of these factors might negatively impact the high yield instruments held by a fund.

22.	Comment: Under the heading, “Mortgage-Backed Securities Risk,” please consider and disclose whether the Fund’s investments in commercial versus agency mortgage-backed securities (“MBS”) present any different risks.

Response: The following disclosure has been added to the summary prospectus and the summary section of the statutory prospectus:

“> Commercial Mortgage-Backed Securities Risk: CMBS are not backed by the full faith and credit of the U.S. government and are subject to risk of default on the underlying mortgages, particularly during periods of economic downturn. CMBS are subject to a greater degree of prepayment and extension risk than many other forms of fixed income investments and therefore react differently to changes in interest rates than other bonds, and the prices of CMBS may reflect adverse economic and market conditions.”

Further, the following disclosure has been added to the section, “More Information about Risks of Investing in the Funds” (the combined section of principal and non-principal risks):

▪ Commercial Mortgage-Backed Securities Risk. CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. CMBS are subject to many of the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. The commercial mortgage loans that underlie CMBS have certain distinct risk characteristics. Commercial mortgage loans generally lack standardized terms, which may complicate their structure, tend to have shorter maturities than residential mortgage loans and may not be fully amortizing. Commercial properties themselves tend to be unique and are more difficult to value than single-family residential properties. In addition, commercial properties, particularly industrial and warehouse properties, are subject to environmental risks and the burdens and costs of compliance with environmental laws and regulations.

Comments on Virtus Newfleet Floating Rate Completion Fund (now known as Virtus Newfleet Floating Rate MACS)

23.	Comment: Disclosure says the Fund will invest in “non-investment grade bank loans with a focus on “best in class companies…” Please provide disclosure in plain English as to what is meant by “best in class companies.” (page 9)

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Response: The following disclosure has been added: “For this purpose, the fund’s subadviser considers “best in class” companies to be companies within the fund’s investment universe that the subadviser believes have a competitive advantage, sustainable capital structure, stable cash flow, and a focus on reducing debt levels.”

24.	Comment: Please include disclosure describing what is meant by “Yankee bonds.” We note there is disclosure in the SAI but if these are a principal investment of the Fund, as disclosed under the “Principal Investment Strategies” section, please include applicable disclosure in the summary prospectus. (page 9)

Response: The statement, “which are dollar-denominated instruments issued in the U.S. market by foreign branches of U.S. banks and U.S. branches of foreign banks,” has been added after the first reference to Yankee bonds in the summary prospectus and the summary section of the statutory prospectus.

25.	Comment: Please disclose if the Fund will invest in emerging market securities and include applicable risk disclosure. (page 9)

Response: The Fund is not expected to invest in emerging market securities. Therefore, no change has been made in response to this comment.

26.	Comment: Disclosure says the Fund “may borrow an amount up to 33 1/3% of its total assets.” Please include a separate line item for borrowing expenses in the fee table, or otherwise explain why this would not be appropriate. (page 10)

Response: The requested disclosure has been added to the table.

27.	Comment: Disclosure says that “purchase and redemption activities by fund shareholders may impact the management of the fund and its ability to achieve its investment objective(s).” Please disclose in the prospectus that it may take longer than 7 days for transactions in leveraged loans to settle, which means it could take the fund significant time to get its money after selling its investment. Please also address how the fund intends to meet short-term liquidity needs which may arise because of this lengthy settlement period. (page 10)

Response: The Registrant notes that the referenced disclosure appears in the prospectuses for all of the Virtus funds, as we believe the risk to exist for all mutual funds; however, we do not believe that the risk is more pronounced for this particular Fund. The Registrant also notes that the existing Bank Loan Risk disclosure already references the extended settlement period for loans, and the existing disclosure (on pages 53-54) regarding how the Funds will meet redemption requests correctly discloses the ways in which the Fund intends to meet short-term liquidity needs. Therefore, we have made no changes in response to this comment.

28.	Comment: Please include specific risks relating to “floating rate securities” considering the Fund’s name and its principal investment strategy.

Response: The following disclosure has been added to the summary prospectus and the summary section of the statutory prospectus:

>	Floating-Rate Securities Risk: The market value of floating-rate securities may fall in a declining interest rate environment and may also fall in a rising interest rate environment if there is a lag between the rise in interest rates and the reset. Income earned by the fund on floating-rate securities also may decline in a declining interest rate environment due to lower coupon payments on floating-rate securities.

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In addition, the following disclosure has been added to the section, “More Information about Risks of Investing in the Funds” (the combined section of principal and non-principal risks):

Floating-Rate Securities

The market value of floating-rate securities is a reflection of discounted expected cash flows based on expectations for future interest rate resets. The market value of such securities may fall in a declining interest rate environment and may also fall in a rising interest rate environment if there is a lag between the rise in interest rates and the reset. A secondary risk associated with declining interest rates is the risk that income earned by the fund on floating-rate securities will decline due to lower coupon payments on floating-rate securities.

Comments on Virtus Newfleet High Yield Completion Fund (now known as Virtus Newfleet High Yield MACS)

29.	Comment: Under the “Investment Objective,” heading, please disclose how the Fund is defining the High Yield Completion Fund’s investment objective of achieving “high” current income. (page 12)

Response: The Fund’s investment objective has been changed from “high current income” to “higher current income than the average income of investment-grade bonds.”

30.	Comment: Please provide more disclosure about the subadviser’s investment process that focuses on “issue selection, sector/industry selection, and opportunistic trading.” (page 12)

Response: The following disclosure has been added: “The subadviser believes that issue selection extends beyond the company to focus on risk/return analysis on an issue-by-issue basis. A company is reviewed and vetted, and then specific issues are selected based on factors such as positions in capital structure, compensation for taking a lower placement on the capital structure or turn of leverage, issue size, call protection, covenant analysis, and finally liquidity. Sector/Industry selection focuses on market inefficiencies, based on the subadviser’s anticipation of the fundamental direction of credit quality in each applicable sector or industry. The subadviser generally favors those sectors or industries that it believes have stable to improving fundamentals over sectors or industries with highly volatile business profiles, or non-free cash generating characteristics.”

31.	Comment: Please disclose how the Fund defines “well-valued companies” and how the Fund is defining those “business profiles it views to be improving.” (page 12)

Response: The following disclosure has been added: “The subadviser generally views as well-valued those companies with seasoned management, solid financials, good liquidity, solid or improving free cash flow generation, appropriate leverage and/or asset protection over a full market cycle, and generally views as improving those companies with fundamentals and financial ratios (e.g., profitability, liquidity or leverage) that are improving over time.”

32.	Comment: Please disclose if the Fund will be concentrated in any industry or group of industries, and if so, please also provide related principal risk disclosure. (page 12)

Response: The Fund will not be concentrated in any industry or group of industries. Therefore, no change has been made in response to this comment.

33.	Comment: Please disclose related principal risk disclosure regarding investments in credit default swaps. (page 12)

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Response: The following disclosure has been added to the summary prospectus and the summary section of the statutory prospectus:

>	Credit Default Swaps Risk: Credit default swaps are subject to the credit risk of the underlying reference obligation and to counterparty credit risk. If the counterparty fails to meet its obligations, the fund may lose money. Credit default swaps are also subject to the risk that the fund’s subadviser will not properly assess the risk of the underlying reference obligation. If the fund is selling credit protection, there is a risk that a credit event will occur and the fund will have to pay the counterparty. If the fund is buying credit protection, there is a risk that no credit event will occur and the fund will receive no benefit for the premium paid. Credit default swaps may be difficult to value and may result in increased volatility, and the fund may incur a loss greater than its principal investment.

In addition, the following disclosure has been added to the section, “More Information about Risks of Investing in the Funds” (the combined section of principal and non-principal risks):

▪	Credit Default Swaps Risk. A fund may invest in credit default swaps (“CDS”) which require the subadviser to forecast, among other things, the likelihood of a credit event for a securities issuer. Such forecasting is inherently difficult and entails investment risk. The use of CDS involves investment techniques and risks different from those associated with ordinary portfolio security transactions. There is no guarantee that a fund will be able to eliminate its exposure under an outstanding CDS by entering into an offsetting swap, and the fund may not assign a swap without the consent of the counterparty to it. In addition, each CDS exposes a fund to counterparty risk, and the subadviser may determine to concentrate any or all of its CDS in a single counterparty or small group of counterparties. If a counterparty defaults, the fund’s only recourse would be to pursue contractual remedies against the counterparty and the fund may be unsuccessful in such pursuit. A fund thus assumes the risk that it may be delayed in or prevented from obtaining payments owed to it pursuant to a CDS. In addition to counterparty risks, CDS are subject to credit risk on the underlying investment. If a fund were the buyer of a CDS and no event of default occurred, the fund would lose its entire investment. Conversely, if a fund were the seller of a CDS and an event of default occurred, it would be required to pay its counterparty the value of the CDS, which may cause the fund to incur a loss on the CDS transaction.

34.	Comment: There is risk disclosure about mortgage-backed and asset-backed securities, please add mortgage-backed and asset-backed securities to the discussion about the Fund’s principal investment strategy, as applicable. (page 12)

Response: The referenced risk disclosure was included in error and has been removed.

Comments on Virtus Newfleet Residential Mortgage-Backed Securities Completion Fund (now known as Virtus Newfleet RMBS MACS)

35.	Comment: The Fund’s investment objective includes achieving a “relatively high level” of income. Please disclose how the fund is defining “relatively high level.” (page 15)

Response: The following disclosure has been added: “As of the date of this Prospectus, the fund defines a ‘relatively high level of income’ for this purpose as a level of income comparable to the yield to maturity of the agency component of the Bloomberg US Mortgage Backed Securities (MBS) Index. As of August 22, 2024, the yield to maturity of the agency component of this index was 4.59%.”

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36.	Comment: Please disclose risks specific to residential mortgage-backed securities, and not just mortgage-backed securities. (page 16)

Response: The following disclosure has been added to the summary prospectus and the summary section of the statutory prospectus:

> Residential Mortgage-Backed Securities Risk: RMBS are subject to the risks of default, foreclosure timeline extension, fraud, home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal accompanying the underlying residential mortgage loans. Non-agency RMBS may be subject to greater volatility than agency RMBS, for which principal and interest are guaranteed by federally chartered entities such as Fannie Mae and Freddie Mac.

In addition, the following disclosure has been added to the section, “More Information about Risks of Investing in the Funds” (the combined section of principal and non-principal risks):

▪	Residential Mortgage-Backed Securities Risk. A fund’s investments in residential mortgage-backed securities (“RMBS”) are subject to the risks of default, foreclosure timeline extension, fraud, home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal accompanying the underlying residential mortgage loans. In the event of defaults on the residential mortgage loans that underlie a fund’s investments in RMBS and the exhaustion of any underlying or any additional credit support, the fund may not realize an anticipated return on investments and may incur a loss on these investments. A fund may also acquire non-agency RMBS, which are backed by residential property but, in contrast to agency RMBS, their principal and interest are not guaranteed by federally chartered entities such as Fannie Mae and Freddie Mac. Non-agency RMBS may be subject to greater volatility than agency RMBS.

Comment on Virtus Seix High Yield Completion Fund (now known as Virtus Seix High Yield MACS)

37.	Comment: Disclosure says, “the Fund may invest up to 15% of its total assets in U.S. and non-U.S. dollar denominated foreign debt.” Please disclose if the Fund will invest in debt from emerging markets. If yes, please include applicable risk and strategy disclosure. (page 19)

Response: The referenced disclosure has been updated to add at the end of the quoted passage, “including emerging markets debt,” the following risk disclosure has been added to the summary prospectus and the summary section of the statutory prospectus, and “Emerging Market Investing” has been checked as a principal investment strategy of the Fund in the section, “More Information about Risks of Investing in the Funds” (the combined section of principal and non-principal risks):

> Emerging Market Risk: Emerging markets securities may be more volatile, or more greatly affected by negative conditions, than those of their counterparts in more established foreign markets.

Comments on Virtus Stone Harbor Emerging Markets Corporate Debt Completion Fund (now known as Virtus Stone Harbor EMD MACS)

38.	Comment: Please include principal risk disclosure specific to the instruments identified in the principal investment strategy discussion, including, for example, sovereign debt and corporate debt. (page 22)

Response: The Registrant respectfully believes that the risks associated with investment in most of the investment types expected to be principal investments of the Fund are already disclosed. The following disclosure has been added to the summary prospectus and the summary section of the statutory prospectus:

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> Illiquid and Restricted Securities Risk: Certain securities in which the fund invests may be difficult to sell at the time and price beneficial to the fund, for example due to low trading volumes or legal restrictions.

> Private Placement Risk: Private placements may have limited liquidity and/or be difficult to value. As a result, the fund may have difficulty selling these securities may incur losses to the fund.

> Sovereign, Quasi-sovereign and Supranational Debt Risk: Investing in foreign government obligations, debt obligations of supranational entities and the sovereign debt of foreign countries creates exposure to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities or in which the issuers are located. A governmental entity may delay, refuse or be unable to pay interest or principal on its debt due to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms. There may be no legal or bankruptcy process for collecting sovereign debt. Emerging markets countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more advanced countries.

> Structured Products Risk: In addition to the general risks associated with investing in debt instruments, the fund’s exposure to certain risks such as counterparty risk, liquidity risk and market volatility risk, will be different or greater as a result of investing through structured products.

In addition, the following disclosure has been added to the section, “More Information about Risks of Investing in the Funds” (the combined section of principal and non-principal risks:

▪ Credit Default Swaps Risk. A fund may invest in credit default swaps (“CDS”) which require the subadviser to forecast, among other things, the likelihood of a credit event for a securities issuer. Such forecasting is inherently difficult and entails investment risk. The use of CDS involves investment techniques and risks different from those associated with ordinary portfolio security transactions. There is no guarantee that a fund will be able to eliminate its exposure under an outstanding CDS by entering into an offsetting swap, and the fund may not assign a swap without the consent of the counterparty to it. In addition, each CDS exposes a fund to counterparty risk, and the subadviser may determine to concentrate any or all of its CDS in a single counterparty or small group of counterparties. If a counterparty defaults, the fund’s only recourse would be to pursue contractual remedies against the counterparty and the fund may be unsuccessful in such pursuit. A fund thus assumes the risk that it may be delayed in or prevented from obtaining payments owed to it pursuant to a CDS. In addition to counterparty risks, CDS are subject to credit risk on the underlying investment. If a fund were the buyer of a CDS and no event of default occurred, the fund would lose its entire investment. Conversely, if a fund were the seller of a CDS and an event of default occurred, it would be required to pay its counterparty the value of the CDS, which may cause the fund to incur a loss on the CDS transaction.

▪ Credit Linked Notes Risk. Risks of credit linked notes include those risks associated with the underlying reference obligation. An investor in a credit linked note also bears counterparty risk or the risk that the issuer of the credit linked note will default or become bankrupt and not make timely payment of principal and interest of the structured security. Credit linked notes may be less liquid than other investments and therefore harder to dispose of at the desired time and price. In addition, credit linked notes may be leveraged and, as a result, small changes in the value of an underlying reference obligation may produce disproportionate losses to a fund.

▪ Futures Risk. Futures trading is speculative and volatile, and trading in the futures markets typically results in volatile performance. The price movements of futures contracts are influenced by changing supply and demand relationships, agricultural, trade, fiscal, monetary and exchange control programs and policies, national and

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international political and economic events, crop diseases, climate, the purchasing and marketing programs of different nations, changes in interest rates and numerous other factors. In addition, governments occasionally intervene, directly and by regulation, in certain markets, particularly those in currencies and interest rates. Government intervention is often intended to influence prices directly. The fund cannot control these factors and therefore could incur substantial or total losses. In addition, the low margin deposits normally required to trade futures contracts (typically between 2% and 15% of the value of the contract purchased or sold) permit a high degree of leverage. For example, if 10% of the contract price is deposited as margin, a 10% decrease in the contract price would result in a total loss of the margin deposit before any deduction for brokerage commissions. A decrease of more than 10% of the contract price would result in a loss of more than the total margin deposit. Accordingly, a relatively small price movement in a contract may cause immediate and substantial losses to the fund. The use of leverage may result in losses that exceed the amount of capital invested.

▪ Options Risk. Options are derivatives that give the purchaser the option to buy (call) or sell (put) an underlying reference from or to a counterparty at a specified price (the strike price) on or before an expiration date. A fund may purchase or write (i.e., sell) put and call options on an underlying reference it is otherwise permitted to invest in. When writing options, a fund is exposed to the risk that it may be required to buy or sell the underlying reference at a disadvantageous price on or before the expiration date. If a fund sells a put option, the fund may be required to buy the underlying reference at a strike price that is above market price, resulting in a loss. If a fund sells a call option, the fund may be required to sell the underlying reference at a strike price that is below market price, resulting in a loss. If a fund sells a call option that is not covered (it does not own the underlying reference), the fund’s losses are potentially unlimited. Options may involve economic leverage, which could result in greater volatility in price movement. Options may be traded on a securities exchange or in the over-the-counter market. At or prior to maturity of an options contract, the fund may enter into an offsetting contract and may incur a loss to the extent there has been adverse movement in options prices.

▪ Swaps Risk. In a typical swap transaction, two parties agree to exchange the return earned on a specified underlying reference for a fixed return or the return from another underlying reference during a specified period of time. Swaps may be difficult to value and may be illiquid. Swaps could result in fund losses if the underlying asset or reference does not perform as anticipated. Swaps create significant investment leverage such that a relatively small price movement in a swap may result in immediate and substantial losses to the fund. The fund may only close out a swap with its particular counterparty, and may only transfer a position with the consent of that counterparty. Certain swaps, such as short swap transactions and total return swaps, have the potential for unlimited losses, regardless of the size of the initial position.

Private Placement Risk

A private placement involves the sale, to certain institutional and qualified individual purchasers, of securities that have not been registered under U.S. or foreign securities laws. Such securities are not publicly traded, so liquidity of the market for specific privately issued securities may vary. A fund may not be able to redeem or resell its interests in a privately issued security at an advantageous time or at an advantageous price, which may result in a loss to the fund. In addition, less information may be available about companies that make private placements than about publicly offered companies, and such companies may not be subject to the disclosure and other investor protection requirements that would be applicable if their securities were publicly traded. Privately placed securities are typically fair valued and generally have no secondary trading market; therefore, such investments may be more difficult to value than publicly traded securities.

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Sovereign, Quasi-Sovereign and Supranational Debt

In addition to the risks associated with investment in debt securities and foreign securities generally, investing in foreign government obligations, debt obligations of supranational entities and the sovereign debt of foreign countries creates exposure to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities or in which the issuers are located. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt or otherwise meet its obligations. This may be due to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies. Furthermore, there is the possibility of contagion that could occur if one country defaults on its debt, and that a default in one country could trigger declines and possible additional defaults in other countries in the region. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay, nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

Quasi-sovereign bonds represent the debt of corporations that have significant government ownership. In addition to bearing the risks of investing in sovereign debt generally, quasi-sovereign debt may or may not be issued by or guaranteed as to principal and interest by a governmental authority. Certain foreign government securities may be backed by the issuer’s right to borrow from a central bank or other regional banking entity while others may be backed only by the assets and credit of the issuing foreign entity. If an issuer of quasi-sovereign bonds defaults on payments of principal and/or interest, a fund may have limited recourse against the issuer.

Structured Products Risk

Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. A fund investing in a structured product may have the right to receive payments only from the structured product, and generally will not have direct rights against the issuer or the entity that sold the assets to be securitized. Certain structured products may be thinly traded or have a limited trading market, and a fund’s investments in structured products may be characterized by the fund as illiquid securities. In addition to the general risks associated with debt instruments discussed herein, structured products carry additional risks, including, but not limited to: the possibility that distributions from collateral securities will not be adequate to make interest or other payments; the quality of the collateral may decline in value or default; and the possibility that the structured products are subordinate to other classes. Structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and stock indices, and changes in interest rates and impact of these factors may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero.

39.	Comment: Under the heading, “Emerging Market Risk,” please include additional risk disclosure regarding emerging markets, including risk disclosure specific to the regions or countries in which the Fund will invest. (page 22)

Response: We have consulted with the subadviser for this Fund, and the universe of potential investments is very broad and not expected to consistently be focused on any particular region or country. For example, the current model portfolio is spread across 29 emerging market countries in all of the regions that are listed in the prospectus (Asia, Africa, the Middle East, Latin America and the developing countries of Europe). As a result, we have not made any changes in response to this comment.

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Comments on Virtus Stone Harbor Emerging Markets Sovereign Debt Completion Fund (now known as Virtus Stone Harbor EMD Sovereign MACS)

40.	Comment: Please include principal risk disclosure specific to the investments identified in the principal investment strategy discussion, including sovereign and quasi-sovereign debt. (page 25)

Response: The Registrant respectfully believes that the risks associated with investment in most of the investment types expected to be principal investments of the Fund are already disclosed. The following disclosure has been added to the summary prospectus and the summary section of the statutory prospectus:

> Illiquid and Restricted Securities Risk: Certain securities in which the fund invests may be difficult to sell at the time and price beneficial to the fund, for example due to low trading volumes or legal restrictions.

> Private Placement Risk: Private placements may have limited liquidity and/or be difficult to value. As a result, the fund may have difficulty selling these securities may incur losses to the fund.

> Sovereign, Quasi-sovereign and Supranational Debt Risk: Investing in foreign government obligations, debt obligations of supranational entities and the sovereign debt of foreign countries creates exposure to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities or in which the issuers are located. A governmental entity may delay, refuse or be unable to pay interest or principal on its debt due to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms. There may be no legal or bankruptcy process for collecting sovereign debt. Emerging markets countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more advanced countries.

> Structured Products Risk: In addition to the general risks associated with investing in debt instruments, the fund’s exposure to certain risks such as counterparty risk, liquidity risk and market volatility risk, will be different or greater as a result of investing through structured products.

In addition, the following disclosure has been added to the section, “More Information about Risks of Investing in the Funds” (the combined section of principal and non-principal risks:

▪ Credit Default Swaps Risk. A fund may invest in credit default swaps (“CDS”) which require the subadviser to forecast, among other things, the likelihood of a credit event for a securities issuer. Such forecasting is inherently difficult and entails investment risk. The use of CDS involves investment techniques and risks different from those associated with ordinary portfolio security transactions. There is no guarantee that a fund will be able to eliminate its exposure under an outstanding CDS by entering into an offsetting swap, and the fund may not assign a swap without the consent of the counterparty to it. In addition, each CDS exposes a fund to counterparty risk, and the subadviser may determine to concentrate any or all of its CDS in a single counterparty or small group of counterparties. If a counterparty defaults, the fund’s only recourse would be to pursue contractual remedies against the counterparty and the fund may be unsuccessful in such pursuit. A fund thus assumes the risk that it may be delayed in or prevented from obtaining payments owed to it pursuant to a CDS. In addition to counterparty risks, CDS are subject to credit risk on the underlying investment. If a fund were the buyer of a CDS and no event of default occurred, the fund would lose its entire investment. Conversely, if a fund were the seller of a CDS and an event of default occurred, it would be required to pay its counterparty the value of the CDS, which may cause the fund to incur a loss on the CDS transaction.

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▪ Credit Linked Notes Risk. Risks of credit linked notes include those risks associated with the underlying reference obligation. An investor in a credit linked note also bears counterparty risk or the risk that the issuer of the credit linked note will default or become bankrupt and not make timely payment of principal and interest of the structured security. Credit linked notes may be less liquid than other investments and therefore harder to dispose of at the desired time and price. In addition, credit linked notes may be leveraged and, as a result, small changes in the value of an underlying reference obligation may produce disproportionate losses to a fund.

▪ Futures Risk. Futures trading is speculative and volatile, and trading in the futures markets typically results in volatile performance. The price movements of futures contracts are influenced by changing supply and demand relationships, agricultural, trade, fiscal, monetary and exchange control programs and policies, national and international political and economic events, crop diseases, climate, the purchasing and marketing programs of different nations, changes in interest rates and numerous other factors. In addition, governments occasionally intervene, directly and by regulation, in certain markets, particularly those in currencies and interest rates. Government intervention is often intended to influence prices directly. The fund cannot control these factors and therefore could incur substantial or total losses. In addition, the low margin deposits normally required to trade futures contracts (typically between 2% and 15% of the value of the contract purchased or sold) permit a high degree of leverage. For example, if 10% of the contract price is deposited as margin, a 10% decrease in the contract price would result in a total loss of the margin deposit before any deduction for brokerage commissions. A decrease of more than 10% of the contract price would result in a loss of more than the total margin deposit. Accordingly, a relatively small price movement in a contract may cause immediate and substantial losses to the fund. The use of leverage may result in losses that exceed the amount of capital invested.

▪ Options Risk. Options are derivatives that give the purchaser the option to buy (call) or sell (put) an underlying reference from or to a counterparty at a specified price (the strike price) on or before an expiration date. A fund may purchase or write (i.e., sell) put and call options on an underlying reference it is otherwise permitted to invest in. When writing options, a fund is exposed to the risk that it may be required to buy or sell the underlying reference at a disadvantageous price on or before the expiration date. If a fund sells a put option, the fund may be required to buy the underlying reference at a strike price that is above market price, resulting in a loss. If a fund sells a call option, the fund may be required to sell the underlying reference at a strike price that is below market price, resulting in a loss. If a fund sells a call option that is not covered (it does not own the underlying reference), the fund’s losses are potentially unlimited. Options may involve economic leverage, which could result in greater volatility in price movement. Options may be traded on a securities exchange or in the over-the-counter market. At or prior to maturity of an options contract, the fund may enter into an offsetting contract and may incur a loss to the extent there has been adverse movement in options prices.

▪ Swaps Risk. In a typical swap transaction, two parties agree to exchange the return earned on a specified underlying reference for a fixed return or the return from another underlying reference during a specified period of time. Swaps may be difficult to value and may be illiquid. Swaps could result in fund losses if the underlying asset or reference does not perform as anticipated. Swaps create significant investment leverage such that a relatively small price movement in a swap may result in immediate and substantial losses to the fund. The fund may only close out a swap with its particular counterparty, and may only transfer a position with the consent of that counterparty. Certain swaps, such as short swap transactions and total return swaps, have the potential for unlimited losses, regardless of the size of the initial position.

Private Placement Risk

A private placement involves the sale, to certain institutional and qualified individual purchasers, of securities that have not been registered under U.S. or foreign securities laws. Such securities are not publicly traded, so liquidity of the market for specific privately issued securities may vary. A fund may not be able to redeem or resell its

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interests in a privately issued security at an advantageous time or at an advantageous price, which may result in a loss to the fund. In addition, less information may be available about companies that make private placements than about publicly offered companies, and such companies may not be subject to the disclosure and other investor protection requirements that would be applicable if their securities were publicly traded. Privately placed securities are typically fair valued and generally have no secondary trading market; therefore, such investments may be more difficult to value than publicly traded securities.

Sovereign, Quasi-Sovereign and Supranational Debt

In addition to the risks associated with investment in debt securities and foreign securities generally, investing in foreign government obligations, debt obligations of supranational entities and the sovereign debt of foreign countries creates exposure to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities or in which the issuers are located. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt or otherwise meet its obligations. This may be due to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies. Furthermore, there is the possibility of contagion that could occur if one country defaults on its debt, and that a default in one country could trigger declines and possible additional defaults in other countries in the region. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay, nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

Quasi-sovereign bonds represent the debt of corporations that have significant government ownership. In addition to bearing the risks of investing in sovereign debt generally, quasi-sovereign debt may or may not be issued by or guaranteed as to principal and interest by a governmental authority. Certain foreign government securities may be backed by the issuer’s right to borrow from a central bank or other regional banking entity while others may be backed only by the assets and credit of the issuing foreign entity. If an issuer of quasi-sovereign bonds defaults on payments of principal and/or interest, a fund may have limited recourse against the issuer.

Structured Products Risk

Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. A fund investing in a structured product may have the right to receive payments only from the structured product, and generally will not have direct rights against the issuer or the entity that sold the assets to be securitized. Certain structured products may be thinly traded or have a limited trading market, and a fund’s investments in structured products may be characterized by the fund as illiquid securities. In addition to the general risks associated with debt instruments discussed herein, structured products carry additional risks, including, but not limited to: the possibility that distributions from collateral securities will not be adequate to make interest or other payments; the quality of the collateral may decline in value or default; and the possibility that the structured products are subordinate to other classes. Structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and stock indices, and changes in interest rates and impact of these factors may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero.

41.	Comment: Please explain under “RIC Compliance Risk” why the Fund may fail to qualify as a registered investment company under the Internal Revenue Code, and please provide any related disclosure in the applicable principal investment strategy. (page 25)

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Response: Although the Registrant initially included this risk language as a result of there being significant sovereign debt investments, upon reflection we have determined that the Fund is not at a greater risk of failing to qualify as a registered investment company than other funds. Therefore, we have removed the referenced risk disclosure.

Additional Comment on Virtus Newfleet Floating Rate Completion Fund (now known as Virtus Newfleet Floating Rate MACS)

42.	Comment: Please confirm whether the Fund still intends to invest in instruments that use LIBOR as a base rate. Please update the disclosure, similar to what is disclosed in the SAI on page 14. (page 31)

Response: The Registrant confirms that the Fund does not intend to invest in instruments that use LIBOR as a base rate and the references to LIBOR have been updated as appropriate. Specifically, the reference to LIBOR in the Fund’s principal investment strategies disclosure has been removed, the separate risk disclosure regarding LIBOR has been removed, and the information regarding LIBOR in the Interest Rate Risk disclosure has been aligned with the referenced SAI disclosure.

Comment on Additional Risks Associated with Investment Techniques and Fund Operations

43.	Comment: Please clearly specify which risks are “non-principal” risks and which risks are “principal.” For context, it is unclear which risks are principal and which are non-principal by looking at the chart. (page 46)

Response: The Registrant notes that in the initial filing, there were separate risk sections for principal risks and non-principal risks, with the principal risks section beginning on page 37 and the non-principal risks section beginning on page 46. However, the two sections have been combined and a table identifying principal and non-principal risks (using different symbols) is now included at the beginning of the combined section.

Comments on Statement of Additional Information

44.	Comment: Disclosure says that the Funds “will not look through to the securities held by the ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.” Please note that a Fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Funds will consider the investments of all their underlying investment companies when determining compliance with their concentration policies. Please also explain why the Funds would look through affiliated mutual funds, but not affiliated ETFs. We note in this regard that ETFs typically disclose their portfolio holdings each day. (page 59)

Response: The referenced statement has been amended to reflect that the Funds will look through affiliated mutual funds, ETFs and closed-end funds but will not look through unaffiliated mutual funds, ETFs and closed-end funds. We note that the disclosure states that we will consider the concentration policy of any ETFs, mutual funds or closed-end funds in which the Fund invests, in addition to looking through to the securities held by any affiliated mutual funds, ETFs or closed-end funds. Because it is impracticable on a daily basis to look through to the individual securities held by unaffiliated mutual funds, ETFs or closed-end funds, the disclosure referenced above reflects what we are actually able to do. We believe that considering the concentration policies of unaffiliated mutual funds, ETFs or closed-end funds in which the Funds invest is an appropriate manner in which to consider the investments of such underlying investment companies when we do not have access on a daily basis to the information to look through to the individual securities held by such underlying investment companies.

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45.	Comment: Under the heading, “Management of the Trust,” we note that much of the information required by this section has been left blank. Please ensure that the Trust’s pre-effective amendment provides all of the information required by Item 17(b)(10) of Form N-1A for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund.

Response: The Registrant confirms that all future amendments to the registration statement will include the referenced disclosure.

Comments on Part C

46.	Comment: Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: The Registrant confirms that the legality opinion to be filed as exhibit (i) is consistent with the referenced guidance.

47.	Comment: Please confirm the Fund will file a fidelity bond under Form 40-17G.

Response: The Registrant confirms that it will file a fidelity bond under Form 40-17G.

48.	Comment: Please disclose indemnification limitations under section 17(i) of the 1940 Act relating to the advisers.

Response: The Registrant confirms that the following disclosure has been added to Part C as requested: “Section 17(i) of the Investment Company Act of 1940, as amended, requires that no contract or agreement under which any person undertakes to act as investment adviser of, or principal underwriter for, a registered investment company contain any provision which protects or purports to protect such person against any liability to such company or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties, or by reason of his reckless disregard of his obligations and duties under such contract or agreement. Therefore, to the extent that any contract or agreement with the Registrant’s investment adviser or principal underwriter would be interpreted as providing an impermissible limitation of liability of this nature, such limitation will not be enforceable.”

Comments on Bylaws

49.	Comment: Section 12 provides that broker non-votes will be included for purposes of determining whether a quorum is present at a Shareholders’ meeting. NYSE Rule 452 does not permit brokers to submit non-votes if only non-routine matters will be considered at the meeting. Accordingly, the Fund may not count these uninstructed shares for quorum purposes. Please revise your bylaws provision considering NYSE Rule 452.

Response: The Registrant respectfully notes that shares of each Fund may be voted in person or by proxy. Broker non-votes are shares that are present by proxy and entitled to vote at the meeting (i.e., they carry the authority to vote on at least one proposal). Such shares are therefore counted for purposes of determining the presence of a quorum. Broker non-votes, however, are not counted in determining the number of votes cast for a proposal on which they cannot vote. Approval of a proposal for a Fund generally will require the affirmative vote of a certain percentage of the outstanding shares or votes present at the applicable meeting and, as such, broker non-votes will have the same effect as a vote against the applicable proposal. The Registrant believes that stating in the bylaws its intention to count broker non-votes toward quorum is important from the perspectives of both governance and disclosure. Therefore, the Registrant respectfully declines to make the requested revision to its bylaws.

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Comments on Signature Page

50.	Comment: We note that only one Trustee has signed the registration statement. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act.

Response: The Registrant confirms that all future amendments to the registration statement will be signed by or on behalf of (under a power of attorney) a majority of Trustees as required.

General Comments

51.	Comment: Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant confirms that the referenced information has been completed or updated as required.

52.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no- action requests in connection with your registration statement. Please also tell us whether the registrant is relying on no-action relief. The staff may have additional comments.

Response: The Registrant has not submitted and does not expect to submit any exemptive applications or no-action requests, and is not relying on no-action relief, in connection with its registration statement.

53.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Response: The Registrant has prepared a pre-effective amendment to be filed in conjunction with this letter. The pre-effective amendment is marked to show changes from the prior filing.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Secretary and Chief Legal Officer

Virtus Managed Account Completion Shares (MACS) Trust

cc: Ralph Summa

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